GRASIM
ADITYA BIRLA GROUP

82-3322

RECEIVED
2004 MAY -7 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE
By Air Mail

April 17, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

04024963

SUPPL

Dear Sir,

Please refer to our earlier notices dated 17.02.04 and 26.02.04 regarding the operations of our Viscose Staple Fibre and Pulp Plants at Harihar (Karnataka) wherein we have informed about regular interruptions in the water supply from 16th February, 2004 onwards to our said plants at Harihar and consequent disruption of production.

We write this to inform you that in view of sudden release of water by the Bhadra Dam Authorities in the Tungabhadra River, the Viscose Staple Fibre Plant at Harihar has restarted from today while the Pulp Plant at Harihar is expected to restart from 21.04.2004 and based on water release both these plants are likely to run upto April '04 end. We may again add that there could be more such interruption in water supply, till the onset of monsoon. Consequently there could be disruption of production during the period whenever there is stoppage of water supply.

We will inform you again once the water supply becomes normal.

As already informed to you in our aforesaid letters, the aforesaid event(s) will not have any significant impact on FY05 first quarter's profitability as (a) Company's other two Viscose Staple Fibre Plants at Nagda (MP) and Kharach (Gujarat) are already operating at more than rated capacity, and (b) the Company has required inventory to meet the customers' requirement.

Thanking you,

Yours faithfully,

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

AK Malu

Ashok Malu
Company Secretary

dlw 5/11